Exhibit 99.1

Frankfurt, December 8, 2011

Deutsche Bank Update – EU Wide Capital Exercise

Deutsche Bank (XETRA: DBKGn.DE / NYSE: DB) notes the announcements made today by the European Banking Authority (EBA) and competent National Supervisor regarding the capital exercise, which demonstrate the following result for Deutsche Bank.

The capital exercise proposed by the EBA and agreed by the Council on 2011 requires banks to strengthen their capital positions by building up a temporary capital buffer against sovereign debt exposures to reflect current market prices. In addition, it requires them to establish a buffer such that the Core Tier 1 capital ratio reaches a level of 9% by the end of June 2012. The amount of any final capital shortfall identified is based on September 2011 figures. The amount of the sovereign capital buffer will not be revised.

71 banks across Europe, including Deutsche Bank, were subject to the capital exercise whose objective is to create an exceptional and temporary capital buffer to address current market concerns over sovereign risk and other residual credit risk related to the current difficult market environment. This buffer would explicitly not be designed to cover losses in sovereigns but to provide a reassurance to markets about banks’ ability to withstand a range of shocks and still maintain adequate capital.

Following completion of the capital exercise conducted by the EBA, in close cooperation with national authority, the exercise has determined that:

Deutsche Bank would have a Core Tier 1 capital ratio of 8.3% after the removal of the prudential filters on sovereign assets in the Available-for-Sale portfolio and valuation of sovereign debt in the Held-to-Maturity and Loans and receivables portfolios at current market prices as well as full inclusion of Basel 2.5 effects.

Deutsche Bank has a capital shortfall of EUR 3.2 bn (versus the EBA’s 9% Core Tier 1 capital ratio benchmark) which must be addressed by end June 2012. This capital shortfall includes a shortfall of EUR 388 m in relation to European Economic Area (EEA) sovereign exposure as of the end of September 2011. This result does not take into account mitigating actions either already taken since 30 September 2011 or planned through June 2012 nor does it reflect any retained earnings generated between September 2011 and June 2012. The bank has made significant progress during the 4th quarter and projects that it will reach the EBA benchmark by 31 December 2011 and continue to strengthen its Core Tier 1 ratio in the course of 2012. At the same time these actions permit the bank to support its core lending and financing activities in Europe and internationally.

Deutsche Bank will ensure that end of June 2012 the bank will adhere to the 9% Core Tier 1 ratio and, to this end, submit a plan to the national supervisory authority. In this plan the bank will set out the proposed mix of actions to meet the required 9% target thereby bringing the shortfall to zero by June 2012. The plan – to be submitted by January 20, 2012 – will be discussed with the national competent authorities, in consultation with the relevant college of supervisors and the EBA.

The capital to be raised and measures to be taken by the bank are designed to restore confidence in market participants, to facilitate banks’ access to the funding markets as well as to put them in the condition to continue providing financial support to the real economy.

The methodology underlying the capital exercise was outlined by the EBA prior to its announcement to ensure consistency across all banks in the EU banking system involved in the exercise.

The detailed results of the capital exercise as well as information on Deutsche Bank exposures to central and local governments are provided in the accompanying disclosure tables based on the common format provided by the EBA. A PDF document with the full set of tables on the EBA results of the capital exercise is available on our website under the following link: http://www.deutsche-bank.com/ir/releases.

The capital shortfall now determined by EBA is in line with our communication in the 25 October 2011 analyst call. A high level reconciliation of our 25 October 2011 communication to this EBA capital exercise is provided on the attached slide and on the Investor Relations Website: http://www.deutsche-bank.com/ir/presentations.

See more details on the scenarios, assumptions and methodology on the EBA website: http://www.eba.europa.eu.